Sidus Space, Inc.

150 N. Sykes Creek Pkwy, Suite 200

Merritt Island, FL 32953

January 9, 2024

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Austin Patton

Re:	Sidus Space, Inc.
Form S-1
File No. 333-276288

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sidus Space, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Standard Time, on Wednesday, January 10, 2024, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

SIDUS SPACE, INC.

By:	/s/ Carol Craig
Name:	Carol Craig
Title:	Chief Executive Officer